UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Agenda and Resolutions from the ABB Ltd General Meeting of Shareholders held on April 26, 2010 and

2.               Press release issued by ABB Ltd dated April 26, 2010.

ABB Ltd

TRAKTANDEN UND BESCHLÜSSE

AGENDA AND RESOLUTIONS

der ordentlichen Generalversammlung der Aktionärinnen und Aktionäre from the Annual General Meeting of Shareholders

vom 26. April 2010, 10.00 Uhr

held on April 26, 2010, 10 a.m.

in der “Messe Zürich-Halle”, Zürich-Oerlikon / CH

in the “Messe Zürich hall”, Zürich-Oerlikon / CH

1.      Berichterstattung über das Geschäftsjahr 2009

1.      Reporting for fiscal 2009

(Nur Berichterstattung)

(Reporting only)

2.1    Genehmigung des Jahresberichts, der Konzernrechnung und der Jahresrechnung 2009

2.1           Approval of the annual report, the consolidated financial statements, and the annual financial statements for 2009

Die Generalversammlung genehmigt den Jahresbericht, die Konzernrechnung und die Jahresrechnung 2009.

The Annual General Meeting approves the annual report, the consolidated financial statements, and the annual financial statements for 2009.

2.2    Konsultativabstimmung über den Vergütungsbericht 2009

2.2    Consultative vote on the 2009 remuneration report

Die Generalversammlung stimmt dem Vergütungsbericht gemäss Seiten 50-57 des Geschäftsberichts zu (unverbindliche Konsultativabstimmung).

The Annual General Meeting accepts the remuneration report as per pages 48-55 of the annual report (non-binding consultative vote).

3.      Entlastung des Verwaltungsrats und der mit der Geschäftsführung betrauten Personen

3.      Discharge of the Board of Directors and the persons entrusted with management

Die Generalversammlung erteilt den Mitgliedern des Verwaltungsrates und den mit der Geschäftsführung betrauten Personen Entlastung für das Geschäftsjahr 2009.

The Annual General Meeting discharges the members of the Board of Directors and the persons entrusted with management for fiscal 2009.

4.      Verwendung des Bilanzgewinns und Auflösung gesetzlicher Reserven

4.      Appropriation of available earnings and release of legal reserves

Die Generalversammlung stimmt dem Antrag des Verwaltungsrates zu,

The Annual General Meeting approves the proposal of the Board of Directors,

•                  den Betrag von CHF 340’000’000 der gesetzlichen Reserve zu entnehmen,

to release CHF 340,000,000 of the legal reserves,

•                  diesen Betrag der freien Reserve zuzuweisen und

to allocate those released reserves to other reserves, and

•                  den zur Verfügung stehenden Bilanzgewinn von CHF 3’893’861’784 auf neue Rechnung vorzutragen.

to carry forward the available earnings in the amount of CHF 3,893,861,784.

5.      Kapitalherabsetzung durch Vernichtung von Aktien

5.      Capital reduction through cancellation of shares

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates,

The Annual General Meeting approves the proposal of the Board of Directors,

•                  die Herabsetzung des Aktienkapitals von CHF 3’587’160’187.38 um CHF 34’919’500.00 auf CHF 3’552’240’687.38 durch Vernichtung von 22’675’000 Namenaktien im Nennwert von je CHF 1.54, welche im Rahmen des im Februar 2008 angekündigten Aktienrückkaufprogramms zurückgekauft wurden, to reduce the share capital of CHF 3,587,160,187.38 by CHF 34,919,500.00 to CHF 3,552,240,687.38 by way of cancellation of the 22,675,000 shares with a nominal value of CHF 1.54 each which were bought back by the Company under the share buyback program announced in February 2008;

•                  als Ergebnis des Prüfungsberichts die Feststellung, dass die Forderungen der Gläubiger trotz Herabsetzung des Aktienkapitals voll gedeckt sind,

to confirm as a result of the report of the auditors, that the claims of the creditors are fully covered notwithstanding the capital reduction,

•                  die Änderung von Artikel 4 Abs. 1 der Statuten auf den Zeitpunkt des Eintrags der Kapitalherabsetzung in das Handelsregister auf folgenden Wortlaut:

to amend article 4 para.1 of the Articles of Incorporation according to the following wording  as per the date of the entry of the capital reduction in the commercial register:

		Artikel 4

Aktienkapital	1	Das Aktienkapital der Gesellschaft beträgt CHF 3’552’240’687.38, eingeteilt in 2’306’649’797 voll liberierte Namenaktien. Jede Aktie hat einen Nennwert von CHF 1.54.

		Article 4

Share Capital	1	The share capital of the Company is CHF 3,552,240,687.38 and is divided into 2,306,649,797 fully paid registered shares. Each share has a par value of CHF 1.54.

6.      Kapitalherabsetzung durch Nennwertrückzahlung

6.      Capital reduction through nominal value repayment

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves the proposal of the Board of Directors,

•                  die Herabsetzung des Aktienkapitals von CHF 3’552’240’687.38 um CHF 1’176’391’396.47 auf CHF 2’375’849’290.91 durch Reduktion des Nennwerts der Namenaktien von CHF 1.54 um CHF 0.51 auf CHF 1.03 und die Verwendung des Herabsetzungsbetrages zur Auszahlung an die Aktionäre,

to reduce the share capital of CHF 3,552,240,687.38 by CHF 1,176,391,396.47 to CHF 2,375,849,290.91 by way of reducing the nominal value of the registered shares from CHF 1.54 by CHF 0.51 to CHF 1.03 and to use the nominal value reduction amount for repayment to the shareholders,

•                  als Ergebnis des Prüfungsberichts die Feststellung, dass die Forderungen der Gläubiger trotz Herabsetzung des Aktienkapitals voll gedeckt sind,

to confirm as a result of the report of the auditors, that the claims of the creditors are fully covered notwithstanding the capital reduction,

•                  die Änderung von Artikel 4 Abs. 1 der Statuten auf den Zeitpunkt des Eintrags der Kapitalherabsetzung in das Handelsregister auf folgenden Wortlaut:

to amend article 4 para.1 of the Articles of Incorporation according to the following wording  as per the date of the entry of the capital reduction in the commercial register:

		Artikel 4

Aktienkapital	1	Das Aktienkapital der Gesellschaft beträgt CHF 2’375’849’290.91, eingeteilt in 2’306’649’797 voll liberierte Namenaktien. Jede Aktie hat einen Nennwert von CHF 1.03.

		Article 4

Share Capital	1	The share capital of the Company is CHF 2,375,849,290.91 and is divided into 2,306,649,797 fully paid registered shares. Each share has a par value of CHF 1.03.

•                  die Änderung von Artikel 4bis Abs. 1 und 4 sowie Artikel 4ter Abs. 1 der Statuten auf den Zeitpunkt des Eintrags der Kapitalherabsetzung in das Handelsregister, um die Reduktion des Nennwerts der Namenaktien von CHF 1.54 um CHF 0.51 auf CHF 1.03 entsprechend wiederzugeben.

to amend article 4bis paras. 1 and 4, and article 4ter para. 1 of the Articles of Incorporation, correspondingly reflecting the reduced nominal value of the registered shares from CHF 1.54 by CHF 0.51 to CHF 1.03, as per the date of the entry of the capital reduction in the commercial register.

7.      Änderung der Statuten im Zusammenhang mit der Kapitalherabsetzung

7.      Amendment to the Articles of Incorporation related to the capital reduction

Die Generalversammlung stimmt dem Antrag des Verwaltungsrates zu, Artikel 13 Abs. 1 der Statuten in folgenden Wortlaut abzuändern:

The Annual General Meeting approves the proposal of the Board of Directors to amend article 13 para.1 of the Articles of Incorporation as follows:

		Artikel 13

Traktandierung	1

Aktionäre, die Aktien im Nennwert von CHF 412’000 oder mehr vertreten, können die Traktandierung eines Verhandlungsgegenstandes verlangen. Die Traktandierung muss mindestens vierzig Tage vor der Versammlung schriftlich unter Angabe des Verhandlungsgegenstandes und der Anträge des Aktionärs oder der Aktionäre anbegehrt werden.

		Article 13

Agenda	1

One or more shareholders whose combined shareholdings represent an aggregate par value of at least CHF 412,000 may demand that an item be included on the agenda of a General Meeting of Shareholders. Such inclusion must be requested in writing at least forty days prior to the meeting and shall specify the agenda items and proposals of such shareholder(s).

8.      Allgemeine Änderung der Statuten

8.      General amendments to the Articles of Incorporation

8.1           Änderung des Artikels 6

8.1           Amendment to Article 6

Die Generalversammlung stimmt dem Antrag des Verwaltungsrates zu, Artikel 6 der Statuten in folgenden Wortlaut abzuändern:

The Annual General Meeting  approves the proposal of the Board of Directors to amend article 6 of the Articles of Incorporation as follows:

		Article 6

Aktienzertifikate und Bucheffekten	1

Die Gesellschaft gibt ihre Namenaktien in Form von Einzelurkunden, Globalurkunden oder Wertrechten aus. Der Gesellschaft steht es im Rahmen der gesetzlichen Vorgaben frei, ihre in einer dieser Formen ausgegebenen Namenaktien jederzeit und ohne Zustimmung der Aktionäre in eine andere Form umzuwandeln. Die Gesellschaft trägt dafür die Kosten.

	2

Werden Namenaktien in der Form von Einzelurkunden oder Globalurkunden ausgegeben, tragen sie die Unterschrift von zwei Mitgliedern des Verwaltungsrates. Diese Unterschriften können Faksimile-Unterschriften sein.

	3

Der Aktionär hat keinen Anspruch auf Umwandlung von in bestimmter Form ausgegebenen Namenaktien in eine andere Form. Jeder Aktionär kann jedoch von der Gesellschaft jederzeit die Ausstellung einer Bescheinigung über die von ihm gemäss Aktienbuch gehaltenen Namenaktien verlangen.

	4	Bucheffekten, denen Namenaktien der Gesellschaft zugrunde liegen, können nicht durch Zession übertragen werden. An diesen Bucheffekten können auch keine Sicherheiten durch Zession bestellt werden.

	5	Nicht verurkundete Namenaktien, die bei Euroclear Sweden AB buchmässig geführt werden, können gemäss schwedischem Recht verpfändet werden.

		Article 6

Share Certificates and Intermediated Securities	1

The Company may issue its registered shares in the form of single certificates, global certificates and uncertificated securities. Under the conditions set forth by statutory law, the Company may convert its registered shares from one form into another form at any time and without the approval of the shareholders. The Company shall bear the cost of any such conversion.

	2

If registered shares are issued in the form of single certificates or global certificates, they shall bear the signatures of two members of the Board of Directors. These signatures may be facsimile signatures.

	3

The shareholder has no right to demand a conversion of the form of the registered shares. Each shareholder may, however, at any time request a written confirmation from the Company of the registered shares held by such shareholder, as reflected in the share register.

4

Intermediated securities based on registered shares of the Company cannot be transferred by way of assignment. A security interest in any such intermediated securities also cannot be granted by way of assignment.

5	Uncertificated registered shares registered with Euroclear Sweden AB may be pledged in accordance with Swedish law.

8.2           Annullierung der Artikel 32 und 33

8.2           Deletion of Articles 32 and 33

Die Generalversammlung stimmt dem Antrag des Verwaltungsrates zu, die Artikel 32 «Sacheinlagen» und Artikel 33 «Sachübernahmen» in den Statuten zu annullieren.

The Annual General Meeting approves the proposal of the Board of Directors to delete Article 32 “In-Kind Contributions” and Article 33 “Acquisitions of Property” in the Articles of Incorporation.

9.      Wahlen in den Verwaltungsrat

9.      Elections to the Board of Directors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates folgende Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr, d.h. bis zur ordentlichen Generalversammlung 2011, wieder:

The Annual General Meeting re-elects, as proposed by the Board of Directors, the following persons as members of the Board of Directors for a further period of one year, i.e. until the Annual General Meeting 2011:

•                  Roger Agnelli

•                  Louis R. Hughes

•                  Hans Ulrich Märki

•                  Michel de Rosen

•                  Michael Treschow

•                  Bernd W. Voss

•                  Jacob Wallenberg

•                  Hubertus von Grünberg

10.    Wahl der Revisionsstelle

10.    Election of the auditors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates die Ernst & Young AG als Revisionsstelle für das Geschäftsjahr 2010.

The Annual General Meeting elects, as proposed by the Board of Directors, Ernst & Young AG as the auditors for fiscal 2010.

Für das Protokoll:
For the minutes:

Zürich, 26. April 2010	Diane de Saint Victor

Leiterin Konzern-Rechtsabteilung und Sekretärin des Verwaltungsrates
General Counsel and Secretary to the Board of Directors

Press Release

ABB shareholders approve all board proposals

Zurich, Switzerland, April 26, 2010 — Shareholders of ABB, the leading power and automation technology group, have approved all proposals submitted by the Board of Directors to the company’s annual general meeting in Zurich today.

All eight members of the Board were re-elected for another annual term. The Board of Directors re-elected Hubertus von Grünberg to the position of Chairman of the Board.

Shareholders voted for a payout of 0.51 Swiss francs per share for 2009, an increase of 6 percent compared to the prior year, to be paid in the form of a reduction in the nominal value of the shares. The Swiss-franc share buyback program announced in 2008 has ended. The shareholders agreed to a proposal to cancel the 22.675 million shares that were purchased under the program.

“ABB is stronger today than it was a year ago, despite the worst recession in many decades,” said Chairman von Grünberg. “Quick and decisive action on costs and aggressive pursuit of opportunities globally have positioned the company for growth as the world economy recovers.”

About 1,300 shareholders attended the annual general meeting and 53 percent of the total share capital was represented. They approved the annual report, the consolidated financial statements and the annual financial statements for 2009.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 117,000 people.

For more information please contact:

Media Relations:	Investor Relations:
Wolfram Eberhardt, Thomas Schmidt	Switzerland: Tel. +41 43 317 7111
(Zurich, Switzerland)	Sweden: Tel. +46 21 329 108
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 28, 2010	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance